              SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549


                        SCHEDULE 14D-9

                      (Amendment No. 20)

       Solicitation/Recommendation Statement Pursuant to
    Section 14(d)(4) of the Securities Exchange Act of 1934



                        WLR FOODS, INC.
                   (Name of Subject Company)




                        WLR FOODS, INC.
             (Name of Person(s) Filing Statement)


                  Common Stock, No Par Value
  (including the associated preferred stock purchase rights)
                (Title of Class of Securities)


                          929286 10 2
             (CUSIP Number of Class of Securities)


                       Delbert L. Seitz
                    Chief Financial Officer
                        WLR Foods, Inc.
                         P.O. Box 7000
                   Broadway, Virginia 22815
                        (703) 896-7001
  (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s)
                       filing statement)


                          Copies to:


Neil T. Anderson, Esq.        John W. Flora, Esq.
Sullivan & Cromwell           Wharton, Aldhizer & Weaver
125 Broad Street              100 South Mason Street
New York, New York  10004     Harrisonburg, Virginia  22801
(212) 558-4000                (703) 434-0316

            This Amendment No. 20 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9, dated March 14, 1994, as amended (the "Schedule 14D-9"), filed by WLR Foods, Inc., a Virginia corporation (the "Company"), relating to the tender offer disclosed in the Schedule 14D-1, dated March 9, 1994, as amended (the "Schedule 14D-1"), of the bidder, Tyson Foods, Inc., a Delaware corporation (the "Bidder"), to, through its wholly-owned subsidiary, WLR Acquisition Corp., purchase all of the outstanding Shares upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 9, 1994, and the related Letter of Transmittal (together, the "Offer"). Capitalized terms used and not defined herein shall have the meanings set forth in the
Schedule 14D-9.


Item 8.     Additional Information to be Furnished.

            Item 8(c) is hereby amended and supplemented by adding thereto the following:

            On Friday, June 3, 1994, The Corporation Trust Company, the independent inspector of elections selected to tabulate the votes at the special meeting, certified its final tabulation of the results of the special meeting to the Company in the Report of Inspectors of Election.
The Report of Inspectors of Election certifies that only 3,152,830 shares were voted in favor of the Tyson Proposal. This represents 28.9% of those the inspectors determined entitled to vote at the special meeting and 28.7% of the Company's total outstanding shares. 5,977,118, or almost 55% of those entitled to vote, voted against the Tyson Proposal, representing 54.5% of the Company's total outstanding shares. 53,547 shares voted to abstain on the proposal.

            Item 8(d) is hereby amended and supplemented by adding thereto the following:

            On June 21, 1994, U.S. District Judge James H. Michael, Jr. entered an Order (the "Order") denying the Bidder's May 3, 1994 motion for a preliminary injunction. The court rejected the Bidder's claims that (i) the Company's Board of Directors improperly set the record date for the special meeting, and (ii) the 1,272,919 shares of the Company's common stock, held by Messrs. George H. Bryan, Herman D. Mason, William D. Wampler and Charles W. Wampler, Jr. and their respective associates, are "interested shares" under the Virginia Control Share Acquisitions Statute. A copy of Judge Michael's Order and the related Memorandum Opinion are filed as Exhibits 46 and 47 hereto and are incorporated herein by reference. The foregoing descrip-tion of the Order is qualified in its entirety by reference to the text of the Order.



Item 9.   Material to be Filed as Exhibits.

            Item 9 is hereby amended and supplemented by adding thereto the following:

Exhibit 46 --     Order, entered June 21, 1994.

Exhibit 47 --     Memorandum Opinion, entered June 21, 1994.

Exhibit 48 --     Press Release, dated June 22, 1994.

                           SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 23, 1994


                              WLR FOODS, INC.



                              By:  /s/ James L. Keeler
                                  Name:  James L. Keeler
                                  Title:  President and Chief
                                          Executive Officer